June 22, 2006


Mail Stop 4561

David H. Roberts
Owen Pinkerton
Securities and Exchange Commission
Washington DC  20549

Re:  AEI Real Estate Fund XV
     Preliminary Proxy Statement on Schedule 14A
     Registration No. 0-14089
     Filed on May 11, 2006

Dear Mr. Pinkerton and Mr. Roberts:

     My apologies for not calling you back yesterday, but upon reviewing again your first two comments with my client, I thought it might be more productive to simply respond to those comments to the best of our abilities. I am enclosing both a clean copy, and a copy marked to show changes from the copy forwarded May 26, 2006, of the consent statement as we propose to further revise it for your comments

     Reproduced below are the comments contained in your letter dated June 7, 2006, followed by the registrant's responses:

     1. You state that the prospectus under which the units were originally offered indicated that it was your intention to sell the properties in eight to twelve years after acquisition, or when market conditions were most advantageous. Please revise to briefly state why you have determined to sell the properties now, almost twenty years since you purchased Children's World.

     After discussion with my client, we determined to expand the background section to include information regarding amendments to the limited partnership agreement that are relevant to the partnership's history and reference to the favorable real estate market that made disposition and liquidation advisable. Accordingly, in response to your comment, the background description has been revised to better describe the reasons for liquidation at this time.

     2. You state that your sale of Children's World resulted in net proceeds of $1,825,000 after payment of all sale related expenses. Please revise to quantify the amount of any penalties and expenses you incurred as a result of the sale. Also, you state that you intend to distribute the majority of the proceeds from your sale of Children's World to your partners and that the remaining proceeds would be used to cover future operational and liquidation expenses. Please revise to note the amount of proceeds that will be distributed to your partners and to note the estimated amount and or the nature of the operational and liquidation expenses that you will be subject to.

     In response to your comment, we have revised the description of the sale of the Children's World property to quantify the amount of sale related expenses. As we indicated previously, there is no mortgage indebtedness secured by any of these properties and no penalties of any kind are paid or incurred on their sale. Because of the lapse of time, my client is also in a better position to state with precision the amount of distribution it will make in early July. Accordingly, and in response to your comment, we have revised the disclosure to add the amount that will be distributed to limited partners and the nature and purpose of the reserve.

     3. You state on May 1, 2006, the tenant of your Razzoo property exercised its option to terminate the lease and is subject to a termination penalty of $72,811. Please revise to note whether the tenant has paid the termination penalty.

     In response to your comment, we have revised the disclosure to make clear that the termination payment is not due until October and has not yet been paid.

     4. You state if your partners approve the liquidation proposal you will take action to complete the disposition of Razzoo. In light of the fact that you only own a 22% interest in Razzoo, please revise to note if you will require the consent of the remaining interest holder(s) in order to sell your interest and whether such consent has been sought or obtained. In addition, please identify the party or parties who much consent to such sale

     In response to your comment, we have revised the disclosure to make clear that the entire interest in the property is held by affiliated partnerships and that the general partner has made the decision to sell on behalf of all partnerships that hold an interest.

Please know that if these changes appear appropriate, conforming changes will be made in the consent statement for AEI Real Estate Fund XVII, on which you also commented. Both consent statements would be submitted as revised proxy material under cover letter confirming the SEC's Tandy representation.

     If you have any questions regarding what we have provided, please do not hesitate to call me at 612-340-8706 or Pat Keene, CFO of AEI, at 651-225-7738.

                                   Very truly yours,

                                 /s/ Thomas Martin
                                     Thomas Martin